Exhibit 99.1

Vermilion Energy Trust Announces Significant Netherlands Drilling Success

CALGARY, Alberta--(BUSINESS WIRE)--February 16, 2010--Vermilion Energy Trust (VET.UN – TSX) (“Vermilion”) is pleased to announce 100% success from its four-well drilling program in the Netherlands with combined estimated initial production volumes in excess of 4,000 boe/d net to Vermilion. With current Netherlands production capacity of approximately 3,200 boe/d, Vermilion’s recent program is expected to provide significant production growth in 2010 and 2011 as the respective wells are brought on production through a staged tie-in process.

Two of the four wells, Middelburen-2 and Middenmeer-3, were considered lower risk development wells with access to needed infrastructure that should enable tie-in during the first quarter of 2010. These wells are expected to be brought on at a combined rate of approximately 15 mmcf/d net to Vermilion (each are 92.8% working interest) and add nearly 2,000 boe/d of average production net to Vermilion in 2010. Accordingly, Vermilion is currently projecting that it will approach the high end of its initial production guidance range of 29,000 to 31,000 boe/d in 2010.

The two remaining wells, the Vinkega-1 and the De Hoeve-1 (each representing up to 42.25% working interest), require production permitting, pipeline construction and all related regulatory approvals prior to tie-in. Production from both wells is expected on-stream by early to mid-2011. As previously announced, the Vinkega-1 tested at gross rates in excess of 30 mmcf/d and is expected to produce at a relatively stable gross rate of approximately 17.5 mmcf/d (1,150 boe/d net to Vermilion). The De Hoeve-1 well is currently being tested. Initial results from two of the four zones are encouraging and we expect this well will add in excess of 1,000 boe/d net to Vermilion beginning mid-2011.

Vermilion is working to obtain permits to drill four to six additional wells beginning as early as the first quarter 2011, and has identified more than thirty further prospects that are expected to accommodate ongoing organic growth in the Netherlands, subject to regulatory approvals. Natural gas prices in the Netherlands are based on a basket of oil-based products with a small spot gas component. Vermilion realized nearly C$9.00 per mcf for its Netherlands natural gas in 2009 and is expecting similar pricing levels in 2010.

About Vermilion

Vermilion adheres to a value creation strategy through the execution of asset optimization programs and strategic acquisitions, and focuses on the development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion also exposes its unitholders to significant upside opportunities through a combination of equity sponsorship in new ventures and managed participation in high impact projects. Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN.

FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times. The forward-looking statements and information contained in this press release are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

BOE’s may be misleading, particularly if used in isolation.. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONTACT:
Vermilion Energy Trust
Paul Beique, 403-269-4884
Vice President Capital Markets
Fax: 403-264-6306
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com